SOL BOARD INC. dba GOLFBOARD, INC.
Statement of Changes in Shareholders' Equity (Deficit)
Year Ended 2014

	Common Stock		Accumulated Deficit	Total Net Shareholders' Equity (Deficit)
	Shares	Amount		
BALANCES - Beginning of Year	$ 198,412	$ 150,000	$ (423,213)	$ (273,213)
New Shares Issued	$ 14,880	$ 75,000		$ 75,000
Net Loss			$ (1,404,923)	$ (1,404,923)
BALANCES - End of Year	$ 213,292	$ 225,000	$ (1,828,136)	$ (1,603,136)

SOL BOARD INC. dba GOLFBOARD, INC.
Statement of Changes in Shareholders' Equity (Deficit)
Year Ended 2015

	Common Stock		Accumulated Deficit	Total Net Shareholders' Equity (Deficit)
	Shares	Amount		
BALANCES - Beginning of Year	$ 213,292.00	$ 225,000	$ (1,855,911)	$ (1,630,911)
New Shares Issued	$ 175,470.00	$ 418,997		$ 418,997
Net Loss			$ (1,550,890)	$ (1,550,890)
BALANCES - End of Year	$ 388,762.00	$ 643,997	$ (3,406,801)	$ (2,762,804)